UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-862068

RUBICON TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

950 E Paces Ferry Rd NE, Suite 810

Atlanta, Georgia 30326

(Address of Principal Executive Offices)

(844) 479-1507

(Registrant’s Telephone Number, Including Area Code)

Class A common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A common stock, par value $0.0001 per share: 92 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Rubicon Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rubicon Technologies, Inc.

Date: January 22, 2025	By:	/s/ Michael Dulin
Michael Dulin
Chief Executive Officer